The Board of Directors
Hatten Communications Holding Company, Inc.:

We consent to the inclusion of our report dated June 20, 1997, with respect to the consolidated balance sheets of Hatten Communications Holding Company, Inc. and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of operations, stockholder's deficit, and cash flows for each of the years in the two-year period ended April 30, 1997, which report appears in Form S-1 (No. 333-38381) of USN Communications, Inc.

As discussed in note 12, the Company executed a recapitalization of its stock and a refinancing of its existing debt on May 23, 1997.


                                                   /s/ KPMG Peat Marwick LLP

                                                   KPMG Peat Marwick LLP


Providence, Rhode Island
January 5, 1998